

May 18, 2009

Mr. Richard P. Dealey
Executive Vice President and Chief Financial Officer
Pioneer Natural Resources Company
5205 N. O'Connor Blvd., Suite 200
Irving, TX 75039

      Re: Pioneer Natural Resources Company
               Form 10-K for the Fiscal Year Ended December 31, 2008
               Filed February 25, 2009
               Form 10-Q for the Fiscal Quarter Ended March 31, 2009
               Filed May 11, 2009
               File No. 001-13245

Dear Mr. Dealey:

      We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Note B – Summary of Significant Accounting Policies, page 77

Inventories, page 79

1.   We note you estimated approximately $90 million (increased to $132 million, as of March 31, 2009) of your materials and supplies inventory would not be utilized in the subsequent 12-month period, due to declines in budgeted drilling activities. As a result, you reclassified the amounts to other noncurrent assets. Please

provide us with a more detailed explanation as to the specific nature of this inventory, your underlying analysis that you believe supports your conclusion that this inventory will not be utilized during the ensuing 12-month period, how your conclusion affected your assessment of obsolescence and realizability of this inventory, and why you concluded that no write down was necessary at the time.

Note F – Long-Term Debt, page 92

2.   In future filings, please disclose the specific terms of all material covenants in your debt agreements, including the required ratios as well as the actual ratios as of each reporting date, allowing readers to understand how much cushion there is between the required ratios and the actual ratios. Also, show the specific computations used to arrive at the actual ratios, with corresponding reconciliations to corresponding U.S. GAAP amounts, if necessary. See Sections I.D and IV.C of the *SEC Interpretive Release No. 33-8350* and Question 10 of our *FAQ Regarding the Use of Non-GAAP Financial Measures*, dated June 13, 2003, for additional guidance. Please also disclose if there are any stated events of default which would permit the lenders to accelerate the debt, if not cured within applicable grace periods.

Form 10-Q for the Fiscal Quarter Ended March 31, 2009

Note B – Basis of Presentation, page 11

Derivatives and Hedging, page 12

3.   We note that your accounting policy for the fair value amounts of derivative assets and liabilities executed under master netting arrangements is to net such amounts for presentation in your statement of financial position, which you indicate adheres to the guidance of FASB Interpretation 39. Please tell us what consideration you gave to the guidance of SFAS 161, paragraph 3(b), in particular as to its amendment of SFAS 133, paragraph 44(C)(a)(1), which states that the fair value of derivative instruments shall be presented on a gross basis, even when the derivative instruments are subject to master netting arrangements and qualify for net presentation in the statement of financial position in accordance with FASB Interpretation No. 39, and the basis for your conclusion that netting such amounts continued to apply and was appropriate for your particular circumstances.

<u>Closing Comments</u>

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Donald F. Delaney, at (202) 551-3863, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3461, with any other questions.

Sincerely,

Christopher J. White
Branch Chief